UBS Global Asset Management	UBS Global Asset Management 1285 Avenue of the Americas 12th floor New York, NY 10019-6114

Joseph J. Allessie Deputy General Counsel Tel: 212/882-5961 Fax: 212/882-5472

December 29, 2011

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attn:  Mr. Bric Barrientos

Re:	The UBS Funds (the “Trust”)
File Nos. 033-47287; 811-6637

Dear Mr. Barrientos:

On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 91/92 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 31, 2011 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), relating to the UBS U.S. Equity Opportunity Fund (formerly, UBS U.S. Large Cap Value Equity Fund) (the “Fund”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

Prospectus

1.           Comment.  Please include the 1% contingent deferred sales charge (“CDSC”) for Class A shares in the fee table.

Response.  The requested change has not been made, as the Fund believes that it could be misleading to shareholders to display both the front-end sales charge and CDSC for Class A shares in the fee table, since no shareholder would be charged both a maximum front end sales charge of 5.50% and a CDSC of 1.00%.  The Fund believes that the fee table appropriately reflects the maximum shareholder fees that could be experienced by a Class A shareholder and that addressing the 1.00% CDSC—which only applies to Class A shareholders that invest $1,000,000 or more (i.e., pay no front-end sales charge) and sell such shares within one year of the purchase date—in the waiver of sales charge section of the prospectus is appropriate.

2.           Comment.  Please confirm whether or not derivatives are included to satisfy the 80% policy.

Response.  The Fund does not intend for derivatives to be included in the calculation of assets used to satisfy its 80% policy.

3.           Comment.  With respect to the description of the derivatives strategies, please more clearly state what derivatives the Fund will use rather than what the Fund may but is not required to use.

Response.  The Fund has reviewed the adequacy of its derivatives-related disclosure in its prospectus in light of the SEC guidance provided in the letter from the SEC Staff to the Investment Company Institute regarding derivatives-related disclosures and believes that the disclosure appropriately describes the derivatives in which the Fund invests, the purposes for which such derivatives are used, and the risks of the Fund’s use of such instruments.

4.           Comment.  The Fund includes a “limited number of issuers risk” but does not include a corresponding strategy.  Please revise the disclosure accordingly.

Response.  The Fund has revised the strategy disclosure to emphasize that it aims to construct a focused portfolio that, while remaining diversified under the Investment Company Act of 1940 Act, as amended (the “1940 Act”), may nonetheless include fewer issuers that other equity mutual funds.

5.           Comment.  The Fund includes a risk called “leverage risk associated with financial instruments” but does not discuss which derivatives and derivatives strategies in the principal investment strategies section may result in leverage.  Please revise the disclosure accordingly.

Response.  The Fund’s strategy disclosure lists the derivatives that may be used for investment (non-hedging) purposes and the related risk disclosure discusses that those derivatives may create leverage.  As such, the Fund believes the prospectus appropriately discusses the derivatives that may result in leverage and the associated risk.

6.           Comment.  Under the heading “Tax information,” please add disclosure clarifying that tax deferred distributions may be subject to tax at a later time.

Response.  The requested addition has not been made, as the Fund believes that the language requested could be misleading to a shareholder since the sentence would follow information regarding the tax consequences of dividends and distributions.  Although a shareholder in a tax-deferred arrangement is taxed at a later time when money is withdrawn from an account, the shareholder is taxed on the withdrawal as if it was income, regardless of the dividends and distributions made to the shareholder from the Fund during the life of the account.  The requested revision would imply that the shareholder would be taxed on the dividends and distributions from the Fund at a later time, which is not the case.

7.           Comment.  On pages 7-8, are the risks described here “principal risks?”

Response.  The principal risks described on pages 7-8 are the same risks identified in the summary section of the prospectus and simply provide more detailed information about these risks.

8.           Comment.  Why is the Fund including the “Commodity pool operator exemption” under “Other information” in the prospectus?

Response.  The Fund is required to inform investors that it had claimed an exclusion from the definition of commodity pool operator under the Rule 4.5 notice it had filed with the Commodity Futures Trading Commission.

9.           Comment.  In the “Supplemental investment advisor performance information” section, please confirm whether the disclosure should state that if the restrictions of the 1940 Act and Internal Revenue Code were imposed on the accounts that these restrictions “would have” rather than “may have” affected the performance of these accounts.

Response.  The Fund believes that the impact on performance would depend on market conditions and other circumstances, and therefore that “may have” is appropriate in this context.

10.           Comment.  Please confirm that the result of the adjustments do not increase the performance of the account composites.

Response.  The result of the adjustment to the account composite to reflect the Fund’s net expenses did not increase the performance of the account.

11.           Comment.  Does the account composite include any registered investment companies?

Response.  The account composite does not include any registered investment companies.

12.           Comment.  Why is there a sentence with respect to periods prior to Class A shares’ inception in the footnote to the composite performance?

Response.  This sentence has been removed in conjunction with other updates and revisions to the supplemental performance information.

13.           Comment.  Please remove the following sentence:  “This privacy notice is not a part of the prospectus.”

Response.  The requested change has been made.

14.           Comment.  Please remove the sentence “This business continuity plan is not a part of the prospectus.”

Response.  The requested change has been made.

Statement of Additional Information

15.           Comment.  In the “Trustee Qualifications” section of the Statement of Additional Information, when discussing the Board considerations of Shawn Lytle’s appointment as Trustee, please specifically state the position that Mr. Lytle holds with the Advisor.

Response.  The requested change has been made.

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Jana L. Cresswell, Esquire at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Joseph J. Allessie
Joseph J. Allessie
Vice President and Assistant Secretary
The UBS Funds

5